Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 15-II dated May 10, 2013
Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated May 10, 2013; Rule 433

Structured Investments	$ 5% per annum Return Notes Linked to the PowerShares Senior Loan Portfolio due July 18, 2013

General
•
The notes are designed for investors who seek unleveraged exposure to the PowerShares Senior Loan Portfolio, which is an exchange-traded fund, subject to a downward adjustment and an interest payment payable at a rate of 5.00% per annum, as described below.  As a result of the downward adjustment, investors should be willing to lose some or all of their principal amount if the Final Share Price is not greater than the Share Strike Price by at least 0.17%.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing July 18, 2013†
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about May 13, 2013 and are expected to settle on or about May 16, 2013.

Key Terms
Fund:	The PowerShares Senior Loan Portfolio (Bloomberg ticker: BKLN)
Payment at Maturity:
The payment at maturity will reflect the performance of the Fund.  Your payment at maturity per $1,000 principal amount note will be calculated as follows:
$998.30 + Fund Performance + Interest Amount
In no event, however, will the payment at maturity be less than the Interest Amount.
Because the payment at maturity is based on an amount of $998.30 rather than your full principal amount, you will lose some or all of your principal amount at maturity if the Final Share Price is not greater than the Share Strike Price by at least 0.17%.

Interest Amount :
For each $1,000 principal amount note, the amount accrued on $1,000 at a rate of 5% per annum from and including the settlement date to but excluding the maturity date, calculated on the basis of the actual number of calendar days elapsed divided by 360.

Fund Performance:	For each $1,000 principal amount note, an amount calculated as follows: $1,000 × Fund Return
Fund Return:	Final Share Price – Share Strike Price Share Strike Price
Share Strike Price:
A price of one share of the Fund, divided by the Share Adjustment Factor, to be provided in the pricing supplement in the sole discretion of the calculation agent.  The Share Strike Price may or may not be the official closing price of one share of the Fund on the pricing date.  Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Share Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Share Strike Price, that might affect the value of your notes.

Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment upon the occurrence of certain events affecting the Fund.  See “General Terms of Notes — Additional Fund Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Observation Date†:	July 15, 2013
Maturity Date†:	July 18, 2013
CUSIP:	48126DU64
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 4-I

Investing in the Return Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement no. 15-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)	Proceeds to Issuer
Per note	$1,000	$—	$1,000
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will not receive selling commissions for these notes.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $992.50 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $990.00 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 9, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 15-I  and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 15-II dated May 8, 2013.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 15-II, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 15-II dated May 10, 2013:

http://www.sec.gov/Archives/edgar/data/19617/000095010313002959/crt_dp38212-fwp.pdf

•	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Return Notes Linked to the PowerShares Senior Loan Portfolio

Selected Purchase Considerations

•
UNLEVERAGED EXPOSURE TO THE POWERSHARES SENIOR LOAN PORTFOLIO — The notes provide unleveraged exposure to the PowerShares Senior Loan Portfolio, subject to a downward adjustment and an interest payment payable at a rate of 5.00% per annum, which we refer to as the Interest Amount.  Because the notes are our unsecured and unsubordinated, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO THE POWERSHARES SENIOR LOAN PORTFOLIO — The return on the notes is linked to the PowerShares Senior Loan Portfolio, subject to a downward adjustment and the Interest Amount.  The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P/LSTA U.S. Leveraged Loan 100 Index, which we refer to as the Underlying Index.  The Underlying Index is compiled, maintained and calculated by Standard & Poor’s Financial Services LLC and tracks the market-weighted performance of the largest institutional leveraged loans based on market weightings, spreads and interest payments.  A leveraged loan is rated below investment grade quality or is unrated but deemed to be of comparable quality.  See “The PowerShares Senior Loan Portfolio” in the accompanying underlying supplement no. 15-II for additional information.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.

The U.S. federal income tax treatment of the notes is uncertain, and there are several possible treatments of the notes for U.S. federal income tax purposes.  Our special tax counsel is unable to opine as to (i) the appropriate treatment of the notes or (ii) the likelihood that the Internal Revenue Service (the “IRS”) or a court would agree with any particular treatment of the notes.

One possibility is to treat (i) the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes and (ii) the Interest Amount with respect to the notes as ordinary income.  If this treatment is respected, the gain or loss on your notes (not including the Interest Amount or any sale proceeds treated as attributable thereto) should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price, and your basis in your notes should equal the amount you paid to acquire them.

Under other possible treatments of the notes, the timing and character of any income or loss on the notes could differ materially from the treatment described in the preceding paragraph.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether investors in short-term instruments should be required to accrue income.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – tax considerations

The U.S. federal income tax treatment of the Interest Amount is uncertain, and a withholding agent may withhold on this amount (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required.

In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld.  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments —	TS-2
Return Notes Linked to the PowerShares Senior Loan Portfolio

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund on the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 15-II dated May 10, 2013. You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes may not return any of your principal amount.  The return on the notes is linked to the performance of the Fund, and will depend on whether, and the extent to which, the Fund Return is positive or negative.  Your investment will be exposed to loss if the Final Share Price is less than the Share Strike Price.  In addition, you may lose some of your principal amount at maturity even if the Final Share Price is greater than the Share Strike Price as described in the next risk consideration.  Accordingly, you could lose some or all of your principal amount at maturity.

•
THE DOWNWARD ADJUSTMENT WILL REDUCE YOUR FINAL PAYMENT — For each $1,000 principal amount note, the payment at maturity on your notes is calculated as the sum of $998.30, the Fund Performance and the Interest Amount and not as the sum of $1,000, the Fund Performance and the Interest Amount.  Accordingly, the payment at maturity is effectively reduced by a downward adjustment of $1.70 per $1,000 principal amount note.  As a result, even if the Fund Return is positive, you will lose up to $1.70 of your principal amount per $1,000 principal amount note if the Final Share Price is greater than the Share Strike Price by less than 0.17%.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

Although the calculation agent will make all determinations and will take all actions in relation to establishing the Share Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Share Strike Price, that might affect the value of your notes.

•
THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH LEVERAGED LOANS, INCLUDING INTEREST RATE-RELATED RISKS — Investing in notes linked to the Fund differs significantly from investing directly in leveraged loans to be held to maturity as the price of the Fund changes, at times significantly, based upon the value of the leveraged loans held by the Fund, which we refer to as the underlying loans.  The values of underlying loans are volatile and significantly influenced by a number of factors, particularly the duration of the underlying loans, the yields on the underlying loans as compared to current market interest rates and the actual or perceived credit quality of the borrowers of the underlying loans.

In general, fixed-income instruments are significantly affected by changes in current market interest rates.  As interest rates rise, the prices of fixed-income instruments are likely to decrease. Instruments with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations.  Because most of the underlying loans bear floating interest rates and the interest rates on the underlying loans reset only periodically, rising interest rates may cause the value of the underlying loans and the Fund itself to decline, possibly significantly.  Longer interest rate reset periods generally increase fluctuations in value as a result of changes in market interest rates.  In addition, during periods of declining interest rates, the borrower of an underlying loan may exercise its option to prepay principal earlier than scheduled, potentially causing the Fund to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the price of the Fund.

Interest rates are subject to volatility due to a variety of factors, including:

•	sentiment regarding underlying strength in the U.S. economy and global economies;

•	expectations regarding the level of price inflation;

JPMorgan Structured Investments —	TS-3
Return Notes Linked to the PowerShares Senior Loan Portfolio

•	sentiment regarding credit quality in the U.S. and global credit markets;

•	central bank policies regarding interest rates; and

•	the performance of U.S. and foreign capital markets.

•
THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH LEVERAGED LOANS AND NON-INVESTMENT GRADE BONDS, INCLUDING CREDIT RISK — Investments in loans are subject to credit risk. Credit risk refers to the possibility that the borrower of a loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on an underlying loan will result in a reduction in the value of the underlying loan and consequently a reduction in the value of the Fund’s investments and a potential decrease in the price of the Fund.  Although the underlying loans generally will be secured by specific collateral, there can be no assurance that such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund’s access to the collateral may be limited by bankruptcy or other insolvency bonds and, therefore, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan.  Although an underlying loan may be senior to equity and other debt securities in a borrower’s capital structure, such obligations may be structurally subordinated to obligations of the borrower’s subsidiaries.  All or a significant portion of the underlying loans may be determined to be non-investment grade loans that are considered speculative. The Fund also may invest in non-investment grade bonds. Non-investment grade loans and bonds, and unrated loans and bonds of comparable credit quality are subject to the increased risk of a borrower’s or issuer’s inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the non-investment grade securities markets generally, real or perceived adverse economic and competitive industry conditions and less secondary market liquidity. In addition, if the borrower of lower-rated loans or issuer of lower-rated bonds defaults, the Fund may incur additional expenses to seek recovery.  Any of the foregoing may adversely affect the price of the Fund and, accordingly, the value of the notes.

•
THE LEVERAGED LOANS HELD BY THE FUND MAY BE ILLIQUID AND MAY NOT HAVE RELIABLE MARKET QUOTATIONS, WHICH MAY ADVERSELY AFFECT THE VALUE OF THE FUND — A majority of the Fund’s assets are likely to be invested in loans that are less liquid than securities traded on national exchanges, and reliable market quotations may not be readily available. Therefore, elements of judgment may play a greater role in valuation of the underlying loans than for securities with a more developed secondary market and the Fund may not realize full value in the event of the need to sell a loan. To the extent that a secondary market does exist for certain underlying loans, the market may be subject to volatility, irregular trading activity, wide bid/ask spreads, decreased liquidity and extended trade settlement periods.  In addition, adverse market conditions may impair the liquidity of some actively traded underlying loans.  In the event that the Fund voluntarily or involuntarily liquidates portfolio assets during periods of infrequent trading, it may not receive full value for those assets.

•
THE NOTES ARE SUBJECT TO RISKS ASSOCIATED WITH ASSIGNMENTS OF AND PARTICIPATIONS IN UNDERLYING LOANS — The Fund may acquire leveraged loans for its portfolio through assignments or participations.  As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. Because assignments may be arranged through private negotiations between potential assignees and potential assignors, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could become part owner of any collateral and could bear the costs and liabilities of owning and disposing of the collateral. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.  In addition, the Fund may be required to pass along to a purchaser that buys a loan from the Fund by way of assignment, a portion of any fees to which the Fund is entitled under the loan.

•
NON-U.S. BORROWERS RISK — Some of the underlying loans may have been issued by non-U.S. companies. Investments in securities linked to the value of loans of non-U.S. borrowers involve risks associated with the loans originated in those countries, including governmental intervention in those markets.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The value of loans of non-U.S. borrowers may be affected by political, economic, financial and social factors in the home

JPMorgan Structured Investments —	TS-4
Return Notes Linked to the PowerShares Senior Loan Portfolio

countries of those borrowers, including changes in that country’s government, economic and fiscal policies, difficulties enforcing loan obligations, currency exchange laws or other laws or restrictions.

•
JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with structuring and hedging the notes are included in the original issue price of the notes.  These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

•
SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the actual and expected volatility of the Fund;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, one of our affiliates is expected to provide an indicative value, if requested, for the notes directly to the initial investor of the notes.  This value may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•
NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund.  We have not independently verified any of the information about the Fund contained in this term sheet.  You should undertake your own investigation into the Fund.  We are not responsible for the Fund’s public disclosure of information, whether contained in SEC filings or otherwise.

JPMorgan Structured Investments —	TS-5
Return Notes Linked to the PowerShares Senior Loan Portfolio

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the bonds held by the Fund or included in the Underlying Index would have.

•
THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

•
DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold bonds not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

•
ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
THE TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum value for JPMS’s estimated value set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimum value for JPMS’s estimated value.

JPMorgan Structured Investments —	TS-6
Return Notes Linked to the PowerShares Senior Loan Portfolio

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical payment at maturity on the notes for each $1,000 principal amount note.  Each hypothetical payment at maturity set forth below assumes a Share Strike Price of $25 and an Interest Amount of $8.70 per $1,000 principal amount note and reflects the downward adjustment of $1.70 per $1,000 principal amount note.  Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Downward Adjusted Principal Amount ($1,000 – $1.70)		Fund Performance ($1,000 × Fund Return)		Interest Amount		Payment at Maturity
$45.0000	80.00%	$998.30	+	$800.00	+	$8.70	=	$1,807.00
$42.5000	70.00%	$998.30	+	$700.00	+	$8.70	=	$1,707.00
$40.0000	60.00%	$998.30	+	$600.00	+	$8.70	=	$1,607.00
$37.5000	50.00%	$998.30	+	$500.00	+	$8.70	=	$1,507.00
$35.0000	40.00%	$998.30	+	$400.00	+	$8.70	=	$1,407.00
$32.5000	30.00%	$998.30	+	$300.00	+	$8.70	=	$1,307.00
$30.0000	20.00%	$998.30	+	$200.00	+	$8.70	=	$1,207.00
$27.5000	10.00%	$998.30	+	$100.00	+	$8.70	=	$1,107.00
$26.2500	5.00%	$998.30	+	$50.00	+	$8.70	=	$1,057.00
$25.2500	1.00%	$998.30	+	$10.00	+	$8.70	=	$1,017.00
$25.0425	0.17%	$998.30	+	$1.70	+	$8.70	=	$1,008.70
$25.0375	0.15%	$998.30	+	$1.50	+	$8.70	=	$1,008.50
$25.0000	0.00%	$998.30	+	$0.00	+	$8.70	=	$1,007.00
$24.9500	-0.20%	$998.30	+	-$2.00	+	$8.70	=	$1,005.00
$24.8250	-0.70%	$998.30	+	-$7.00	+	$8.70	=	$1,000.00
$22.5000	-10.00%	$998.30	+	-$100.00	+	$8.70	=	$907.00
$20.0000	-20.00%	$998.30	+	-$200.00	+	$8.70	=	$807.00
$17.5000	-30.00%	$998.30	+	-$300.00	+	$8.70	=	$707.00
$15.0000	-40.00%	$998.30	+	-$400.00	+	$8.70	=	$607.00
$12.5000	-50.00%	$998.30	+	-$500.00	+	$8.70	=	$507.00
$10.0000	-60.00%	$998.30	+	-$600.00	+	$8.70	=	$407.00
$7.5000	-70.00%	$998.30	+	-$700.00	+	$8.70	=	$307.00
$5.0000	-80.00%	$998.30	+	-$800.00	+	$8.70	=	$207.00
$2.5000	-90.00%	$998.30	+	-$900.00	+	$8.70	=	$107.00
$0.0000	-100.00%	$998.30	+	-$1,000.00	+	$8.70	=	$8.70*
* The payment at maturity will not be less than the Interest Amount.

Hypothetical Examples of the Payment at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios are calculated.

Example 1: The price of one share of the Fund increases from the Share Strike Price of $25 to an Final Share Price of $26.25. Because the Final Share Price of $26.25 is greater than the Share Strike Price of $25 and the Fund Return is 5%, the investor receives a payment at maturity of $1,057.00 per $1,000 principal amount note, calculated as follows:

$998.30 + ($1,000 × 5%) + $8.70 = $1,057.00

Example 2: The price of one share of the Fund decreases from the Share Strike Price of $25 to an Final Share Price of $24.95.  Because the Final Share Price of $24.95 is less than the Share Strike Price of $25 and the Fund Return is -0.20%, the investor receives a payment at maturity of $1,005.00 per $1,000 principal amount note, calculated as follows:

$998.30 + ($1,000 × -0.20%) + $8.70 = $1,005.00

In this example, the investor lost $3.70 of their principal per $1,000 principal amount note (i.e., the payment at maturity excluding the Interest Amount is equal to $996.30, or a loss of $3.70), but this loss was more than offset by the Interest Amount of $8.70 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-7
Return Notes Linked to the PowerShares Senior Loan Portfolio

Example 3: The price of one share of the Fund increases from the Share Strike Price of $25 to an Final Share Price of $25.0375.   Because the Final Share Price of $25.0375 is greater than the Share Strike Price of $25 and the Fund Return is 0.15%, the investor receives a payment at maturity of $1,008.50 per $1,000 principal amount note, calculated as follows:

$998.30 + ($1,000 × 0.15%) + $8.70 = $1,008.50

In this example, the investor lost $0.20 of their principal per $1,000 principal amount note (i.e., the payment at maturity excluding the Interest Amount is equal to $999.80, or a loss of $0.20), but this loss was more than offset by the Interest Amount of $8.70 per $1,000 principal amount note.

Example 4: The price of one share of the Fund decreases from the Share Strike Price of $25 to an Final Share Price of $20.  Because the Final Share Price of $20 is less than the Share Strike Price of $25 and the Fund Return is -20%, the investor receives a payment at maturity of $807.00 per $1,000 principal amount note, calculated as follows:

$998.30 + ($1,000 × -20%) + $8.70 = $807.00

Example 5: The price of one share of the Fund decreases from the Share Strike Price of $25 to an Final Share Price of $0.  Because the Final Share Price of $0 is less than the Share Strike Price of $25 and the payment at maturity cannot be less than the Interest Amount of $8.70, the investor receives a payment at maturity of $8.70.

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-8
Return Notes Linked to the PowerShares Senior Loan Portfolio

Historical Information

The following graph sets forth the historical performance of the PowerShares Senior Loan Portfolio based on the weekly closing prices of one share of the Fund from March 4, 2011 through May 3, 2013.  The closing price of one share of the Fund on May 9, 2013 was $25.30.  The shares of the PowerShares Senior Loan Portfolio began trading on the NYSE Arca, Inc. on March 3, 2011.

We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification.  The historical performance of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the pricing date or the Observation Date.  We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.  We make no representation as to the amount of dividends, if any, that the Fund will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.

JPMorgan Structured Investments —	TS-9
Return Notes Linked to the PowerShares Senior Loan Portfolio

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Fund?” in this term sheet for illustrations of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the PowerShares Senior Loan Portfolio” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-10
Return Notes Linked to the PowerShares Senior Loan Portfolio